Prospectus Supplement (To Prospectus dated October 8, 2014)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-197191

357,080 Shares
ASHFORD INC.

Common Stock

Offer to exchange up to

357,080 shares of common stock of

Ashford Inc.

for outstanding common units of

Ashford Hospitality Advisors LLC

THE EXCHANGE OFFER HAS BEEN EXTENDED AND WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 11, 2014, UNLESS WE EXTEND IT.

This prospectus supplement relates to the exchange of up to 357,080 shares of common stock of Ashford Inc., a Delaware corporation, for outstanding common units of Ashford Hospitality Advisors LLC (“Ashford LLC”) that are validly tendered and not validly withdrawn, as described in the prospectus dated October 8, 2014 (the “Prospectus”).  You should read this prospectus supplement in conjunction with the Prospectus, and this prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent that the information contained in this prospectus supplement supersedes or supplements the information contained in the Prospectus.

No vote is required in connection with the exchange offer.  We are not asking you for a proxy and you are requested not to send us a proxy.

Please read “Risk Factors” beginning on page 18 of the Prospectus for a discussion of certain risks that you should consider prior to tendering your outstanding common units of Ashford Hospitality Advisors LLC in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 28, 2014.

DEFERRED COMPENSATION OBLIGATIONS

As described in the Prospectus, in connection with the separation and distribution of Ashford Inc. from Ashford Hospitality Trust, Inc. (“Ashford Trust”), Ashford Inc. will assume the deferred compensation obligations of Ashford Trust.  The prospectus indicates the only investment option for the participants in the deferred compensation plan will be common stock of Ashford Inc., valued at an estimate based on two third-party valuation reports reviewed by the board of directors. However, when the deferred compensation plan is transferred to Ashford Inc., the participants in the plan will have the opportunity to elect to invest their deferred compensation in various investment options, one of which will be Ashford Inc. common stock.  If any participant elects Ashford Inc. common stock as the investment option, the number of shares of Ashford Inc. common stock to be issued to satisfy the assumed obligations will be determined based upon the market value of Ashford Inc. common stock, determined using the average of the volume weighted average price of Ashford Inc. common stock over a to-be-determined period, rather than being determined based on the third party valuation reports.

Because of the type of investment options and payment terms that will be available to the plan participants, the deferred compensation obligations are properly characterized as a liability of Ashford Inc.  Accordingly, the following pro forma financial information and the pro forma financial information included on page F-2 through F-11 included in this prospectus supplement supersedes and replaces the pro forma financial information included in the Prospectus. Further, all references in the Prospectus to the pro forma financial information included in the Prospectus shall be deemed to be references to the pro forma financial information included in this prospectus supplement.

Selected Historical and Pro Forma Financial Information

The table on page 15 of the Prospectus, included in the section titled “Selected Historical and Pro Forma Financial Information,” is replaced in its entirety with the following table:

	Six Months Ended June 30,			Year Ended December 31,
	Pro Forma	Historical		Pro Forma	Historical As Restated
	2014	2014	2013	2013	2013	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except per share data)
Revenue
Advisory services	$33,887	$6,225	$—	$54,592	$960	$—	$—
Total revenue	33,887	6,225	—	54,592	960	—	—
Expenses
Salaries and benefits	25,935	25,935	22,509	46,181	46,181	35,891	30,863
Depreciation	174	174	99	220	220	216	254
General and administrative	2,369	2,369	1,035	2,521	2,271	2,075	1,700
Total expenses	28,478	28,478	23,643	48,922	48,672	38,182	32,817
Income (loss) before income tax expense	5,409	(22,253)	(23,643)	5,670	(47,712)	(38,182)	(32,817)
Income tax expense	(2,302)	(35)	—	(5,922)	(7)	—	—
Net income (loss)	3,107	(22,288)	(23,643)	(252)	(47,719)	(38,182)	(32,817)
(Income) loss from consolidated entities attributable to noncontrolling interests	—	—	—	—	—	—	—
Net (income) loss attributable to noncontrolling interests in Ashford LLC	(6)	—	—	—	—	—	—
Net income (loss) attributable to the Company	$3,101	$(22,288)	$(23,643)	$(252)	$(47,719)	$(38,182)	$(32,817)

							(Unaudited)
Balance Sheet Data (at period end):
Cash		$2,848	$—		$600	$—	$—
Total assets		9,460	710		2,322	640	627
Total liabilities		7,282	4,396		8,081	7,055	5,861
Total owner’s equity (deficit)		2,178	(3,686)		(5,759)	(6,415)	(5,234)
Total liabilities and owner’s equity/deficit		9,460	710		2,322	640	627
Per Share Data (unaudited):
Pro forma basic earnings per share	$1.60			$(0.13)
Pro forma diluted earnings per share	$1.55			$(0.13)
Pro forma weighted average shares outstanding—basic	1,936			1,936
Pro forma weighted average shares outstanding—diluted	1,995			1,936
Other Data:
Cash flows (used in) provided by:
Operating activities		$(14,342)	$(13,798)		$(22,445)	$(19,728)	$(20,823)
Investing activities		(1,027)	(192)		(366)	(167)	(115)
Financing activities		17,617	13,990		23,411	19,895	20,938

Unaudited Historical Per Share Data of Ashford Advisor

The table and related footnotes on page 16 of the Prospectus, included in the section titled “Unaudited Historical Per Share Data of Ashford Advisor,” are replaced with the following:

	As of and For the Six Months Ended	As of and For the Year Ended December 31,
	June 30, 2014	2013	2012	2011
Net loss
Basic (1)	$(11.51)	$(24.65)	$(19.72)	$(16.95)
Diluted (2)	(11.51)	(24.65)	(19.72)	(16.95)
Dividends	—	—	—	—
Book value per share (3)	1.09	(2.89)	(3.22)	(2.63)

(1)         The historical basic earnings per share and basic weighted average shares outstanding reflect the estimated number of shares of Ashford Inc. common stock expected to be outstanding upon the completion of the distribution (based on a distribution ratio of one share of Ashford Inc. common stock for every 55 shares of Ashford Trust common stock and maximum permissible participation in the exchange), including an estimated 8,000 shares for cumulative initial grants to the five independent members of the Board of Directors of Ashford Inc. There are approximately 55,000 unvested restricted shares which are considered outstanding but excluded from basic weighted average shares outstanding.

(2)         The historical diluted earnings per share and weighted-average diluted shares outstanding are identical to the historical basic earnings per share and basic weighted average shares outstanding. Weighted-average diluted shares of 59,000 have been excluded from the diluted earnings per share calculation as the effect would have been anti-dilutive. The 59,000 shares include 55,000 unvested restricted shares and membership interests in Ashford LLC redeemable into 4,000 shares of Ashford Inc. common stock.

(3)         The historical book value per share data presented is computed by dividing owner’s equity (deficit) by the assumed number of shares outstanding at the end of the period. The number of shares assumed to be outstanding is based on the estimated number of shares of common stock expected to be outstanding upon the completion of the distribution (based on a distribution ratio of one share of Ashford Inc. common stock for every 55 shares of Ashford Trust common stock).

Unaudited Pro Forma Per Share Data of Ashford Inc.

The table and related footnotes on beginning on page 16 of the Prospectus, included in the section titled “Unaudited Pro Forma Per Share Data of Ashford Inc.,” are replaced with the following:

	As of and For the Six Months Ended June 30, 2014	For the Year Ended December 31, 2013
Net income (loss)
Basic (1)	$1.60	$(0.13)
Diluted (2)	1.55	(0.13)
Dividends	—	—
Book value per share (3)	8.10

(1)         Pro forma basic earnings per share and basic weighted average shares outstanding reflect the estimated number of shares of common stock expected to be outstanding upon the completion of the distribution (based on a distribution ratio of one share of Ashford Inc. common stock for every 55 shares of Ashford Trust common stock and maximum permissible participation in the exchange), including 8,000 shares for initial grants to the five independent members of the board of directors of Ashford Inc. There are approximately 55,000 unvested restricted shares which are considered outstanding but excluded from basic weighted average shares outstanding.

(2)         Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding for the six months ended June 30, 2014 reflects the impact of an additional 59,000 shares.  The pro forma diluted earnings per share and weighted-average diluted shares outstanding for the year ended December 31, 2013 are identical to the pro forma basic earnings per share and basic weighted average shares outstanding. Weighted-average diluted shares of 59,000 for the year ended December 31, 2013 have been excluded from the diluted earnings per share calculation as the effect would have been anti-dilutive. The 59,000 shares include 55,000 unvested restricted shares and common units in Ashford LLC redeemable into 4,000 shares of common stock. While the actual dilutive impact will depend on various factors, we believe this estimate reflects a reasonable approximation of the dilutive impact of any Ashford Inc. equity incentive plans.

(3)         Pro forma book value per share is presented only as of June 30, 2014.  The pro forma book value per share data is computed by dividing the pro forma owner’s equity of Ashford Inc. by the assumed number of shares outstanding at the end of the period. The number of shares assumed to be outstanding is based on the estimated number of shares of common stock expected to be outstanding upon the completion of the distribution (based on a distribution ratio of one share of Ashford Inc. common stock for every 55 shares of Ashford Trust common stock).

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The third paragraph and the tables under this heading beginning on page 74 of the Prospectus is replaced with the following:

The following selected unaudited pro forma combined financial information reflects the historical financial results of Ashford Trust’s asset management business (comprised of Ashford LLC and certain assets, liabilities and operations of Ashford Trust OP, which is referred to as “Ashford Advisor”), as adjusted to give effect to the following separation transactions:

•                  a contribution to Ashford LLC of capital of $30.8 million from Ashford Trust OP;

•                  the sale of a 40% equity interest in two consolidated entities of Ashford LLC for $1.2 million in cash;

•                  the distribution of Ashford Inc. common stock to Ashford Trust common stockholders by Ashford Trust (assuming the minimum distribution);

•                  the issuance of 8,000 shares of common stock of Ashford Inc. to its non-employee directors upon completion of the separation and distribution;

•                  the recognition of a $17.5 million obligation associated with a deferred compensation plan assumed by Ashford Inc. from Ashford Trust in connection with the separation; and

•                  completion of the exchange offer, assuming all holders of Ashford LLC common units exchange the maximum permissible number of their Ashford LLC common units for Ashford Inc. common stock.

	For the Six Months Ended June 30, 2014
	Ashford Advisor Historical Combined	Separation Adjustments	Pro Forma
Revenue
Advisory services	$6,225	$27,662	$33,887
Total revenue	6,225	27,662	33,887
Expenses
Salaries and benefits	25,935	—	25,935
Depreciation	174	—	174
General and administrative	2,369	—	2,369
Total expenses	28,478	—	28,478
Income (loss) before income taxes	(22,253)	27,662	5,409
Income tax expense	(35)	(2,267)	(2,302)
Net income (loss)	(22,288)	25,395	3,107
(Income) loss from consolidated entities attributable to noncontrolling interests	—	—	—
Net income attributable to noncontrolling interests in Ashford LLC	—	(6)	(6)
Net income (loss) attributable to the Company	$(22,288)	$25,389	$3,101
Balance Sheet Data (at period end):
Cash	$2,848
Total assets	9,460
Total liabilities	7,282
Total owner’s equity	2,178
Total liabilities and owner’s equity	9,460
Per Share Data (unaudited):
Pro forma basic earnings per share	N/A		$1.60
Pro forma diluted earnings per share	N/A		$1.55
Pro forma weighted average shares outstanding—basic	N/A		1,936
Pro forma weighted average shares outstanding—diluted	N/A		1,995
Other Data:
Cash flows (used in) provided by:
Operating activities	$(14,342)
Investing activities	(1,027)
Financing activities	17,617

	For the Year Ended December 31, 2013
	Ashford Advisor Historical Combined As Restated	Separation Adjustments	Pro Forma
Revenue
Advisory services	$960	$53,632	$54,592
Total revenue	960	53,632	54,592
Expenses
Salaries and benefits	46,181	—	46,181
Depreciation	220	—	220
General and administrative	2,271	250	2,521
Total expenses	48,672	250	48,922
Income (loss) before income taxes	(47,712)	53,382	5,670
Income tax expense	(7)	(5,915)	(5,922)
Net income (loss)	(47,719)	47,467	(252)
(Income) loss from consolidated entities attributable to noncontrolling interests	—	—	—
Net loss attributable to noncontrolling interests in Ashford LLC	—	—	—
Net income (loss) attributable to the Company	$(47,719)	$47,467	$(252)
Per Share Data (unaudited):
Pro forma basic earnings per share	N/A		$(0.13)
Pro forma diluted earnings per share	N/A		$(0.13)
Pro forma weighted average shares outstanding—basic	N/A		1,936
Pro forma weighted average shares outstanding—diluted	N/A		1,936
Other Data:
Cash flows (used in) provided by:
Operating activities	$(22,445)
Investing activities	(366)
Financing activities	23,411

BUSINESS OF ASHFORD INC.

The terms of the advisory agreements with Ashford Trust and Ashford Hospitality Prime, Inc. (“Ashford Prime”) will restrict Ashford Trust and Ashford Prime from soliciting for employment, employing or otherwise retaining (directly or indirectly) any employee of Ashford Hospitality Advisors LLC (“Ashford LLC”) (or any of its affiliates) for a period of two years, unless such termination is the result of a change of control with respect to Ashford LLC.

Section 12(d)(iii) of the advisory agreement between Ashford LLC and Ashford Prime and Section 12(d)(iii) of the form of advisory agreement between Ashford LLC and Ashford Trust, each of which are filed as exhibits to Registration Statement No. 333-197191, of which the Prospectus and this prospectus supplement are a part, will be revised to read, in their entirety as follows:

In the event of any termination of this Agreement other than a termination as the result of an Advisor Change of Control, the Company (and any of its Affiliates) shall not, without the consent of the Advisor, solicit for employment, employ or otherwise retain (directly or indirectly) any employee of the Advisor (or any of its Affiliates) for a period of two years.

ABILITY OF STOCKHOLDERS TO CALL A SPECIAL MEETING

The bylaws of Ashford Inc. will provide that stockholders holding a majority of the voting power of the issued and outstanding capital stock of Ashford Inc. will have the right to call a special meeting.  Specifically, Article I, Section 3 of the form of Bylaws filed as an exhibit to Registration Statement No. 333-197191, of which the Prospectus and this prospectus supplement are a part, will be revised to read, in its entirety as follows:

Special Meetings.  Special meetings of the stockholders, for any purpose or purposes, (i) may be called by the Chairman of the Board or the CEO, (ii) shall be called by the CEO or Secretary at the request in writing of a majority of the members of the Board of Directors or upon the written request of the holders of at least a majority of the voting power of the then issued and outstanding shares of capital stock of the Company, and may not be called by any other person or persons. Such request shall state the purpose or purposes of the proposed meeting.  Business transacted at any special meeting shall be limited to the purpose or purposes stated in the notice

OTHER CORPORATE GOVERNANCE MATTERS

The board of directors of Ashford Trust has announced its intention for Ashford Inc. to present to its stockholders, at the first annual meeting of stockholders of Ashford Inc., proposals to declassify the board of directors and, if such declassification is approved, to permit stockholders holding at least a majority of the voting power of the then issued and outstanding capital stock of Ashford Inc. to remove, with or without cause, any directors elected on an annual basis.  The Ashford Trust board of directors has also announced its intention for Ashford Inc. to provide its stockholders an opportunity to provide an advisory vote on executive compensation every three years. Ashford Inc. has adopted resolutions reflecting its intention to present such matters to the Ashford Inc. stockholders at the company’s first annual meeting.

The following pages supersede and replace pages F-2 through F-11 of the Prospectus.

ASHFORD INC.
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements as of and for the six months ended June 30, 2014 and for the year ended December 31, 2013 have been derived from the historical (i) financial statements of Ashford Inc. and (ii) combined financial statements of Ashford Advisor.

The pro forma combined financial information reflects the historical financial results of Ashford Trust’s asset management business (comprised of Ashford LLC and certain assets, liabilities and operations of Ashford Trust OP, which is referred to as “Ashford Advisor”), as adjusted to give effect to the following separation transactions:

•                  a contribution to Ashford LLC of capital of $30.8 million from Ashford Trust OP;

•                  the sale of a 40% equity interest in two consolidated entities of Ashford LLC for $1.2 million in cash;

•                  the distribution of our common stock to Ashford Trust stockholders by Ashford Trust (assuming the minimum distribution);

•                  the issuance of 8,000 shares of common stock of Ashford Inc. to its non-employee directors upon completion of the separation and distribution;

•                  the recognition of a $17.5 million obligation associated with a deferred compensation plan assumed by Ashford Inc. from Ashford Trust in connection with the separation;

•                  completion of the exchange offer, assuming all holders of Ashford LLC common units exchange the maximum permissible number of their Ashford LLC common units for Ashford Inc. common stock.

The unaudited pro forma combined balance sheet as of June 30, 2014 is presented to reflect adjustments to Ashford Inc.’s balance sheet as if the separation and distribution, the exchange offer and the related transactions were completed on June 30, 2014. The unaudited pro forma combined statements of operations for the six months ended June 30, 2014 and the year ended December 31, 2013 are presented as if the separation and distribution, the exchange offer and the related transactions were completed on January 1, 2013.

The following unaudited pro forma combined financial statements should be read in conjunction with (i) Ashford Inc.’s balance sheet as of August 12, 2014 and the notes thereto appearing elsewhere in this prospectus and (ii) Ashford Advisor’s historical combined financial statements as of June 30, 2014, December 31, 2013 and 2012, and for each of the six months ended June 30, 2014 and 2013 and each of the three years in the period ended December 31, 2013, and the notes thereto appearing elsewhere in this prospectus. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable. The following unaudited pro forma combined financial statements are presented for informational purposes only and are not necessarily indicative of what our actual financial position would have been as of June 30, 2014 assuming the separation and distribution, the exchange offer and the related transactions had been completed on June 30, 2014 or what actual results of operations would have been for the six months ended June 30, 2014 and the year ended December 31, 2013 assuming the separation and distribution and the related transactions had been completed on January 1, 2013, nor are they indicative of future results of operations or financial condition and should not be viewed as indicative of future results of operations or financial condition.

ASHFORD INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

June 30, 2014

(in thousands)

	Ashford Inc. (A)	Ashford Advisor Historical Combined (B)	Separation Adjustments		Pro Forma
Assets
Current assets:
Cash	$1	$2,848	$30,800	(C)	$34,848
			1,200	(D)
			(1)	(E)
Prepaid expenses and other	—	1,038	—		1,038
Due from Ashford Prime	—	3,074	—		3,074
Total current assets	1	6,960	31,999		38,960
Furniture, fixtures and equipment, net	—	2,500	—		2,500
Total assets	$1	$9,460	$31,999		$41,460
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$—	$5,997	$—		$5,997
Due to Ashford Trust	—	245	—		245
Due to affiliate	—	1,040	—		1,040
Total current liabilities	—	7,282	—		7,282
Deferred compensation plan	—	—	17,460	(F)	17,460
Total liabilities	—	7,282	17,460		24,742
Redeemable noncontrolling interest in Ashford LLC (G)	—	—	4		29
			55
			1
			(31)
Owner’s equity of the Company	1	2,178	30,800	(C)	16,129
			640	(D)
			(1)	(E)
			(17,460)	(F)
			250	(H)
			(250)	(H)
			(4)
			(55)
			(1)
			31
Noncontrolling interests in consolidated entities	—	—	560	(D)	560
Total equity	1	2,178	14,510		16,689
Total liabilities and equity	$1	$9,460	$31,999		$41,460

See Notes to Pro Forma Combined Financial Statements.

ASHFORD INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2014

(in thousands, except per share amounts)

	Ashford Advisor Historical Combined(AA)	Separation Adjustments		Pro Forma
Revenue
Advisory services	$6,225	$14,048	(CC)	$33,887
		—	(DD)
		—	(EE)
		1,384	(FF)
		12,230	(GG)
Total revenue	6,225	27,662		33,887
Expenses
Salaries and benefits	25,935	—		25,935
Depreciation	174	—		174
General and administrative	2,369	—		2,369
Total expenses	28,478	—		28,478
Income (loss) before income taxes	(22,253)	27,662		5,409
Income tax expense	(35)	(2,267)	(II)	(2,302)
Net income (loss)	(22,288)	25,395		3,107
(Income) loss from consolidated entities attributable to noncontrolling interests (JJ)	—	—		—
Net income attributable to redeemable noncontrolling interests in Ashford LLC (KK)	—	(6)		(6)
Net income (loss) attributable to the Company	$(22,288)	$25,389		$3,101
Basic outstanding shares	N/A			1,936	(LL)
Basic EPS	N/A			$1.60	(LL)
Diluted outstanding shares	N/A			1,995	(MM)
Diluted EPS	N/A			$1.55	(MM)

See Notes to Pro Forma Combined Financial Statements.

ASHFORD INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

(in thousands, except per share amounts)

	Ashford Advisor Historical Combined As Restated (AA)	Separation Adjustments		Pro Forma
Revenue
Advisory services	$960	$6,576	(BB)	$54,592
		25,499	(CC)
		—	(DD)
		—	(EE)
		889	(FF)
		20,668	(GG)
Total revenue	960	53,632		54,592
Expenses
Salaries and benefits	46,181			46,181
Depreciation	220			220
General and administrative	2,271	250	(HH)	2,521
Total expenses	48,672	250		48,922
Income (loss) before income taxes	(47,712)	53,382		5,670
Income tax expense	(7)	(5,915)	(II)	(5,922)
Net income (loss)	(47,719)	47,467		(252)
(Income) loss from consolidated entities attributable to noncontrolling interests (JJ)	—	—		—
Net loss attributable to redeemable noncontrolling interests in Ashford LLC (KK)	—	—		—
Net income (loss) attributable to the Company	$(47,719)	47,467		(252)
Basic outstanding shares	N/A			1,936	(LL)
Basic EPS	N/A			$(0.13)	(LL)
Diluted outstanding shares	N/A			1,936	(NN)
Diluted EPS	N/A			$(0.13)	(NN)

See Notes to Pro Forma Combined Financial Statements.

ASHFORD INC.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(dollars in thousands)

1.                                      Basis of Presentation

Ashford Inc. is a newly formed Delaware corporation that intends to provide asset management and external advisory services to other entities, initially within the hospitality industry. Ashford Inc. will serve as the external advisor to Ashford Prime, an NYSE-listed real estate investment trust that invests primarily in high revenue per available room (“RevPAR”) luxury, upper-upscale and upscale hotels and resorts, predominantly located in gateway markets. Ashford Prime became a publicly traded entity in November 2013 upon the completion of its spin-off from Ashford Trust. Ashford Inc. will also serve as the external advisor to Ashford Trust, an NYSE-listed real estate investment trust, focused on investing opportunistically across all segments and at all levels of the capital structure within the hospitality industry that, generally, do not directly compete with Ashford Prime. Ashford Trust has been a public company since August 2003.

In our capacity as the external advisor to Ashford Trust and Ashford Prime, we will be responsible for implementing the investment strategies and managing the day-to-day operations of Ashford Trust and Ashford Prime, in each case subject to the supervision and oversight of the respective board of directors of such entity. We will provide the personnel and services necessary to allow each of Ashford Trust and Ashford Prime to conduct its respective business. We may also perform similar functions for new or additional platforms.

We will be led by the current management team of Ashford Trust. Each of the chief executive officer, the president, the chief operating officer and the chief accounting officer has more than 20 years of lodging or real estate experience, including experience in hotel property and loan acquisitions and divestitures, property repositioning and redevelopment, asset management, branding and financing, as well as extensive experience with accounting, financial reporting and legal matters. We believe our management team is uniquely positioned to optimize the operating and financial performance of our advisory clients and position us as an industry leading asset manager.

Ashford Inc. has filed a Registration Statement on Form 10 with the Securities and Exchange Commission with respect to the separation and distribution. Ashford Inc. intends to conduct its business and own substantially all of its assets through an operating entity, Ashford Hospitality Advisors LLC (“Ashford LLC”).

2.                                      Adjustments to Pro Forma Combined Balance Sheet

The adjustments to the pro forma combined balance sheet as of June 30, 2014 are as follows:

(A)                   Represents the historical balance sheet of Ashford Inc. as of August 12, 2014. Ashford Inc. was incorporated on April 2, 2014 and has had no activity since its inception other than the issuance of 100 shares of common stock for $10 per share that was initially funded with cash.

(B)                   Represents the historical combined balance sheet of Ashford Advisor as of June 30, 2014.

(C)                   Reflects the contribution of $30.8 million of capital by Ashford Trust OP.

(D)                   Reflects the sale of a 40% equity interest in two consolidated entities of Ashford LLC for $1.2 million in cash.

(E)                    Reflects the redemption of 100 outstanding shares of common stock of Ashford Inc.

(F)                     Reflects the obligation associated with the deferred compensation plan assumed by Ashford Inc. from Ashford Trust in connection with the separation.  The corresponding non-recurring compensation charge of approximately $6.2 million is not included in the pro forma income statement for the year ended December 31, 2013.

(G)                   Reflects the 0.18% ownership of Ashford LLC held by officers and directors of Ashford Inc., officers and directors of Ashford Trust and Common B unit holders in Ashford Trust OP, which assumes that the maximum number (99%) of common units of Ashford Hospitality Advisors LLC were exchanged for shares of Ashford Inc. common stock. The adjustments to the noncontrolling interests in Ashford Inc. were calculated as follows:

Separation Adjustments

(i)                         $4,000 represents the 0.18% noncontrolling interest in the $2.2 million total owner’s equity of Ashford Advisor associated with footnote (B) above.

(ii)                      $55,000 represents the 0.18% noncontrolling interest in the $30.8 million total owner’s equity associated with footnote (C) above.

(iii)                   $1,000 represents the 0.18% noncontrolling interest in the $640,000 total owner’s equity associated with footnote (D) above.

(iv)                  $(31,000) represents the 0.18% noncontrolling interest in the $(17.5) million total owner’s equity associated with footnote (F) above.

The following presents the separation adjustments and impact on redeemable noncontrolling interests in Ashford LLC and owner’s equity assuming that the minimum number (0%) of common units of Ashford Hospitality Advisors LLC were exchanged for shares of Ashford Inc. common stock:

Separation Adjustments

(i)                          $395,000 represents the 18.15% noncontrolling interest in the $2.2 million total owner’s equity of Ashford Advisor associated with footnote (B) above.

(ii)                       $5.6 million represents the 18.15% noncontrolling interest in the $30.8 million total owner’s equity associated with footnote (C) above.

(iii)                    $116,000 represents the 18.15% noncontrolling interest in the $640,000 total owner’s equity associated with footnote (D) above.

(iv)                   $(3.2) million represents the 18.15% noncontrolling interest in the $(17.5) million total owner’s equity associated with footnote (F) above.

	Ashford Inc. (A)	Ashford Advisor Historical Combined (B)	Separation Adjustments		Pro Forma
Total liabilities	—	7,282	17,460		24,742
Redeemable noncontrolling interest in Ashford LLC (G)	—	—	395		2,932
			5,590
			116
			(3,169)
Owner’s equity of the Company	1	2,178	30,800	(C)	13,226
			640	(D)
			(1)	(E)
			(17,460)	(F)
			250	(H)
			(250)	(H)
			(395)
			(5,590)
			(116)
			3,169
Noncontrolling interests in consolidated entities	—	—	560	(D)	560
Total equity	1	2,178	11,607		13,786
Total liabilities and equity	$1	$9,460	$31,999		$41,460

(H)      Represents stock based compensation associated with initial stock grants, which are immediately vested, with an estimated value of $50,000 to each of the five independent members of the Board of Directors of Ashford Inc.

3.             Adjustments to Pro Forma Combined Consolidated Statements of Operations

The adjustments to the pro forma combined statements of operations for the six months ended June 30, 2014 and the year ended December 31, 2013 are as follows:

(AA)   Represents the historical combined statements of operations of Ashford Advisor for the six months ended June 30, 2014 and the year ended December 31, 2013.

(BB)   Represents an estimate of the base fee payable from Ashford Prime for the period from January 1, 2013 through November 18, 2013, pursuant to the terms of the advisory agreement. The base fee is equal to 0.70% per annum of the total market capitalization of Ashford Prime, subject to a minimum quarterly base fee. The “total market capitalization” for purposes of determining the base fee is calculated on a quarterly basis as (i) the average of the volume-weighted average price per share of Ashford Prime common stock for each trading day of the preceding quarter multiplied by the average number of shares of Ashford Prime common stock and common units outstanding during such quarter, on a fully-diluted basis (assuming all common units and long term incentive partnership units in the operating partnership which have achieved economic parity with common units in the operating partnership have been converted to common stock in the company), plus (ii) the quarterly average of the aggregate principal amount of Ashford Prime consolidated indebtedness (including our proportionate share of debt of any entity that is not consolidated but excluding Ashford Prime’s joint venture partners’ proportionate share of consolidated debt), plus (iii) the quarterly average of the liquidation value of Ashford Prime’s outstanding preferred equity.

To determine the appropriate pro forma adjustment for the base fee, the total market capitalization of Ashford Prime was calculated pursuant to the definition of “total market capitalization” above as of December 31, 2013. This total market capitalization was used to calculate the annual pro forma base fee as Ashford Prime commenced operations on November 19, 2013. This calculation reflects an estimated base fee greater than the minimum base fee provided in the advisory agreement. However, the calculation is an estimate based on the total market capitalization of Ashford Prime at one point in time and may not accurately reflect the total market capitalization of Ashford Prime in the future. As a result, the pro forma base advisory fee adjustment may not reflect actual revenues in the future.

(CC)   Represents an estimate of the base fee payable from Ashford Trust pursuant to the terms of the advisory agreement. The base fee will be equal to 0.70% per annum of the total market capitalization of Ashford Trust, subject to a minimum quarterly base fee. The “total market capitalization” for purposes of determining the base fee is calculated on a quarterly basis as (i) the average of the volume-weighted average price per share of Ashford Trust common stock for each trading day of the preceding quarter multiplied by the average number of shares of Ashford Trust common stock and common units outstanding during such quarter, on a fully-diluted basis (assuming all common units and long term incentive partnership units in the operating partnership which have achieved economic parity with common units in the operating partnership have been converted to common stock in the company), plus (ii) the quarterly average of the aggregate principal amount of Ashford Trust consolidated indebtedness (including its proportionate share of debt of any entity that is not consolidated but excluding its joint venture partners’ proportionate share of consolidated debt), plus (iii) the quarterly average of the liquidation value of Ashford Trust’s outstanding preferred equity.

To determine the appropriate pro forma adjustment for the base fee, the total market capitalization of Ashford Trust was calculated pursuant to the definition of “total market capitalization” above. An amount equal to $64.0 million of the total market capitalization was then allocated to Ashford Inc. based on a third party independent financial analysis.  The contractual advisory fee of 0.70% per annum was then applied to the remaining total market capitalization of Ashford Trust for purposes of making the pro forma adjustment.  However, the calculation is an estimate based on the historical total market capitalization of Ashford Trust and may not accurately reflect the total market capitalization of Ashford Trust following the separation and distribution. As a result, the pro forma base advisory fee adjustment may not reflect actual revenues in the future.

The calculation of the base fee after the consummation of the separation and distribution will be based on the total market capitalization of Ashford Trust, calculated pursuant to the definition of “total market capitalization” described above.

(DD)   The incentive fee payable from Ashford Prime, if any, is based on Ashford Prime’s total stockholder return performance as compared to a defined peer group. No incentive fee was earned in 2013 as Ashford Prime’s total stockholder return performance did not exceed the total shareholder return of its defined peer group. Because the incentive fee is a performance-based fee that is not finalized until the end of each fiscal year, no pro forma adjustment is being made for the six months ended June 30, 2014, consistent with Staff Accounting Bulletin Topic 13.A, suggesting that it is not appropriate to recognize revenue “based upon the probability of a factor being achieved.”

(EE)    The incentive fee payable from Ashford Trust, if any, will be based on Ashford Trust’s total stockholder return performance as compared to a defined peer group. No incentive fee would have been earned in 2013 as Ashford Trust’s total stockholder return performance did not exceed the total shareholder return of its defined peer group. Because the incentive fee is a performance-based fee that is not finalized until the end of each fiscal year, no pro forma adjustment is being made for the six months ended June 30, 2014, consistent with Staff Accounting Bulletin Topic 13.A, suggesting that it is not appropriate to recognize revenue “based upon the probability of a factor being achieved.”

(FF)     Represents reimbursement from Ashford Trust and Ashford Prime for salaries, benefits and travel expenses of Ashford Inc.’s employees providing internal audit services as well as reimbursable overhead, as specified in the Advisory Agreements between Ashford Inc. and Ashford Trust and Ashford Prime. These reimbursement amounts will reflect Ashford Trust’s and Ashford Prime’s pro rata portion of such expenses incurred by Ashford Inc., as reasonably agreed to between Ashford Inc. and certain independent members of the board of directors of Ashford Trust and Ashford Prime. The adjustment represents the allocated salaries, benefits and travel expenses of the internal audit staff and overhead, which will be reimbursable by Ashford Trust and Ashford Prime pursuant to the advisory agreement.

(GG)   Represents revenue earned from Ashford Trust for reimbursement of equity awards granted by Ashford Trust to employees of Ashford Inc. for services provided to Ashford Trust as required by the Advisory Agreement between Ashford Inc. and Ashford Trust. The adjustment has been determined based upon the allocated employee equity-based compensation included in salaries and benefits

(HH)   Represents stock-based compensation associated with initial stock grants, which are immediately vested, with a value of $50,000 to each of the five independent members of the Board of Directors of Ashford Inc.

(II)      Income tax expense has been calculated as if Ashford Inc. was a taxable corporation under the Internal Revenue Code. Ashford Inc. will also be subject to the Texas margin tax.

The following table reconciles the pro forma income tax expense at statutory rates to the actual income tax expense recorded (in thousands):

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Income tax expense at federal statutory income tax rate of 35%	$(1,844)	$(1,903)
Permanent differences	(7)	(27)
Gross receipts and margin taxes	(140)	(232)
Valuation allowance	(311)	(3,760)
Total income tax expense	$(2,302)	$(5,922)

The components of pro forma income tax expense are as follows (in thousands):

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Current:
Federal	$(2,162)	$(5,690)
State	(140)	(232)
Total current	(2,302)	(5,922)
Deferred:
Federal	—	—
State	—	—
Total deferred	—	—
Total income tax expense	$(2,302)	$(5,922)

(JJ)      Represents net income/loss from consolidated entities attributable to noncontrolling interests.  There was no activity for the six months ended June 30, 2014 or the year ended December 31, 2013.

(KK)   Represents net income/loss attributable to the noncontrolling interest in Ashford LLC, calculated as 0.18% of net income/loss, which is based on the ownership percentage of the officers and directors of Ashford Inc., officers and directors of Ashford Trust and Common B unit holders in Ashford Trust OP, which assumes that the maximum number (99%) of common units of Ashford Hospitality Advisors LLC were exchanged for shares of Ashford Inc. common stock.

The following tables present net income (loss) attributable to the noncontrolling interest in Ashford LLC, calculated as 18.15% of net income (loss), which is based on the ownership percentage of the officers and directors of Ashford Inc., officers and directors of Ashford Trust and Common B unit holders in Ashford Trust OP, which assumes that the minimum number (0%) of common units of Ashford Hospitality Advisors LLC were exchanged for shares of Ashford Inc. common stock:

For the Six Months Ended June 30, 2014

	Ashford Advisor Historical Combined(AA)	Separation Adjustments	Pro Forma
Net income (loss)	(22,288)	25,395	3,107
(Income) loss from consolidated entities attributable to noncontrolling interests (JJ)	—	—	—
Net income attributable to redeemable noncontrolling interests in Ashford LLC	—	(564)	(564)
Net income (loss) attributable to the Company	$(22,288)	$24,831	$2,543
Basic outstanding shares	N/A		1,936	(LL)
Basic EPS	N/A		$1.31	(LL)
Diluted outstanding shares	N/A		1,995	(MM)
Diluted EPS	N/A		$1.27	(MM)

For the Year Ended December 31, 2013

	Ashford Advisor Historical Combined As Restated(AA)	Separation Adjustments	Pro Forma
Net income (loss)	(47,719)	47,467	(252)
(Income) loss from consolidated entities attributable to noncontrolling interests (JJ)	—	—	—
Net loss attributable to redeemable noncontrolling interests in Ashford LLC	—	46	46
Net income (loss) attributable to the Company	$(47,719)	47,513	(206)
Basic outstanding shares	N/A		1,936	(LL)
Basic EPS	N/A		$(0.11)	(LL)
Diluted outstanding shares	N/A		1,936	(NN)
Diluted EPS	N/A		$(0.11)	(NN)

(LL)    Pro forma basic earnings per share and basic weighted average shares outstanding reflect the estimated number of shares of common stock we expect to be outstanding upon the completion of the distribution and exchange (based on a distribution ratio of one share of Ashford Inc. common stock for every 55 shares of Ashford Trust common stock and maximum permissible participation in the exchange), including 8,000 shares for initial grants to the five independent members of the Board of Directors of Ashford Inc. described in footnote (HH) above. There are approximately 55,000 unvested restricted shares which are considered outstanding but excluded from basic weighted average shares outstanding.

(MM) Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect the impact of an additional 59,000 shares. The 59,000 shares include 55,000 unvested restricted shares and membership interests in Ashford LLC redeemable into 4,000 shares of common stock. While the actual dilutive impact will depend on various factors, we believe this estimate reflects a reasonable approximation of the dilutive impact of any Ashford Inc. equity incentive plans

(NN)   Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding are identical to pro forma basic earnings per share and basic weighted average shares outstanding. Weighted-average diluted shares of 59,000 have been excluded from the diluted earnings per share calculation as the effect would have been anti-dilutive. The 59,000 shares include 55,000 unvested restricted shares and common units in Ashford LLC redeemable into 4,000 shares of common stock. While the actual dilutive impact will depend on various factors, we believe this estimate reflects a reasonable approximation of the dilutive impact of any Ashford Inc. equity incentive plans.